

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2020

Christiana Stamoulis
Chief Financial Officer
Incyte Corp
1801 Augustine Cut-Off
Wilmington, DE 19803

**Re: Incyte Corp**
     **Form 10-K for the Fiscal Year Ended December 31, 2019**
     **Filed February 13, 2020**
     **File No. 001-12400**

Dear Ms. Stamoulis:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Trade & Services